CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations

UPM-Kymmene Corporation
Stock Exchange Release 17 December, 2002 at noon

UPM-KYMMENE TO BUILD A NEW PAPER MACHINE IN CHINA

UPM-Kymmene Corporation will build a new fine paper machine at its Changshu mill and also significantly increase the mill’s capacity to produce coated fine papers. The annual paper production capacity of the new paper machine will be 450,000 tons of high quality fine paper. The total value of the investments is EUR 470 million.

Today China is the fastest growing market in the world. The economy is expected to grow approx. 7 percent annually. Furthermore, the Chinese fine paper market is forecasted to grow rapidly and the demand is increasingly focused on high quality office papers and graphic papers. The demand will also be increased by the gradual closure of the local capacity with lower quality and high environmentalload.

More than two-thirds of the Changshu mill production is sold in the Chinese market. The rest is sold in Japan and other Asia Pacific countries.

The Changshu mill began operations in 1999 and in 2000 UPM-Kymmene became a sole owner of the mill. The location of the mill provides excellent connections by road, railroad and ship. The modern mill is located along the Yangtze River, approx. 100 kilometres from Shanghai. The already existing mill infrastructure on the 200 hectare site has a harbour, a power plant and an effluent treatment plant, that are designed to serve the needs of the extended mill.

The new machine is scheduled to start-up during the first quarter in 2005. The main raw material of the mill is tropical hardwood pulp. The investment will be financed with cash flow and a local investment loan. The Changshu mill will employ some 850 people after start-up.

After the investments, the annual production capacity of the mill will be 800,000 tons of fine paper. The initial plan is to produce approx. 200,000 tons of coated paper annually.

The broadened product offering enables flexible production of coated and uncoated papers according to market demand.

“The efficiency of Changshu paper mill has been good and the profitability development has met our expectations. The expansion of production is expected to further improve the profitability of the mill. UPM-Kymmene’s broad and efficient Asian sales and logistics network plays a key role in expanding our operations in the area”, says Juha Niemelä, President & CEO of UPM-Kymmene Corporation.

Editors note:

UPM-Kymmene Group is the world’s leading producer of printing papers. The Group’s turnover in 2001 was over EUR 11 billion (incl.

Haindl) and it has approx. 36,000 employees. UPM-Kymmene’s main products include publication papers as well converting materials and wood products. The Group’s total annual papermaking capacity is 11.8 million tons. The company has production plants in 17 countries. UPM-Kymmene’s shares are quoted on the Helsinki and New York stock exchanges.

UPM-Kymmene’s fine paper mills are located in Kuusankoski, Finland; Dörpen, Germany and Changshu, China. The paper production capacity of Kymi mill is 900,000 tons and of Nordland 1.3 million tons annually. The investment raises UPM-Kymmene’s fine paper production capacity to 3 million tons, of which some 50% is uncoated fine papers.

In addition to the Changshu mill, UPM-Kymmene has two converting units, five sales offices as well as a representative office in China. The sales offices are in Beijing, Shanghai, Wuhan, Guangzhou and in Hong Kong and the representative office in Beijing. Raflatac’s self-adhesive laminate factory is located in Shanghai. Walki Wisa has a flexo print press for wrappers in Shanghai. Loparex Group is expanding operations in China by building a siliconising factory in Shenzen close to Hong Kong with a minority partner. The factory will be completed in 2003.

For further information please contact
Mr Jussi Pesonen, Senior Executive Vice President, UPM-Kymmene Corporation, tel. +358 204 15 0582
Mr Jyrki Ovaska, President, Fine and Speciality Paper Division, tel. +358204 15 0564

UPM-Kymmene Corporation
Corporate Communications
17 December, 2002

***

Conference Call Information

To participate in the UPM-Kymmene Conference Call, please dial +44 (0)20 8240 8242 at 5 p.m. (Finnish time) on 17 December, 2002. Conference Call can be listened to until Thursday at the following phone number +44 (0)20 8288 4459, access code: 819882.

In the United States the Conference Call number is +1 334 323 6203 (toll-free). The replay will be heard at the following number +1 334 323 6222, access code: 819822.

INVITATION TO A NEWS CONFERENCE
AND CONFERENCE CALL

We wish to invite your representative to a news conference concerning the investment in China today, on Tuesday, 17 December, 2002 at 2 p.m. The news conference will be held at UPM-Kymmene Head

Office, entrance from Unioninkatu 19, street level. There is only one news conference for both the media and financial analysts.

Conference Call Information

To participate in the UPM-Kymmene Conference Call, please dial +44 (0)20 8240 8242 at 5 p.m. (Finnish time) on 17 December, 2002. Conference Call can be listened to until Thursday at the following phone number +44 (0)20 8288 4459, access code: 819882.

In the United States the Conference Call number is +1 334 323 6203 (toll-free). The replay will be heard at the following number +1 334 323 6222, access code: 819822.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

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